BREAK ROCK BREWING, LLC

FORM C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Break Rock Brewing, LLC
State of Organization	Massachusetts
Date Company Was Formed	October 27, 2018
Kind of Entity (Check One)	Limited Liability Company
Street Address	949 Adams Street Boston MA 02124
Website Address	https://www.breakrockbrewing.com/

§227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Name	James Southwood	
All positions with the Company and How Long for Each Position	Position Founder	How Long Since Incorporation
Business Experience During Last Three Years	Brewer at Mayflower Brewing	
Principal Occupation During Last Three Years	Brewer at Mayflower Brewing	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Mayflower Brewing Company	Business Brewery

 MAINVEST

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	James Southwood

§227.201(d) – The Company's Business and Business Plan

WHAT IS BREAK ROCK BREWING?

Break Rock Brewing is a new-model American craft brewery, combining the best of the modern taproom with everything you love about your favorite neighborhood pub – a fun and inviting atmosphere, a sense of community, and great beer. This personality of the taproom will mirror Quincy's personality in many ways. A city that still has real neighborhoods and a real sense of community.

Drinking beer should be casual and fun, something to enjoy after a hard day of work. Break Rock Brewing will be a place for everyone from the local sports fan to the experienced craft beer aficionado, offering world-class beer in a setting reminiscent of your favorite local watering hole.

WHY BREAK ROCK?

As the largest city or town in New England without a brewery, Quincy presents an opportunity for the right brewery to succeed. We have done our homework speaking with members of the community and city officials, and we feel a genuine excitement around the idea of bringing a brewery to Quincy. Break Rock Brewing will make a brewery in Quincy a reality with the help of investors like you. Will you help us get to the finish line?

HOW WILL MY INVESTMENT BE USED?

Your investment will be crucial in covering costs associated with the build out of our location. This includes costs such as architectural and permitting fees, design, plumbing, electric, HVAC, and taproom furnishings. Break Rock is excited that when open, investors will be able to point to their own tangible investment - the brewery they are standing in!

THE OPPORTUNITY

Quincy is currently the largest city or town in New England by population without a brewery.
Break Rock's team has a combined 25 years of experience in the brewery and hospitality space.
Established relationships with the City of Quincy, Ward Councillors, City Councillors, the Quincy Economic Development Council, the Chamber of Commerce, and neighborhood groups across the city.

90,000+ core addressable market under served by lack of competition.

MARKET SIZING AND MODEL

Break Rock Brewing will establish its long-term success and profitability by concentrating on building a core group of satisfied local customers. This group will consist of regular taproom visitors and beer tourists, and secondarily as select pubs, taverns, restaurants and package stores in the area. Our key to success is first and foremost to make the highest quality beers possible, which will satisfy the tastes and demands of these consumers. In addition to a high level of quality, Break Rock will operate



a fun and inviting taproom that can regularly and easily attract a diverse subset of customers on a continuing basis.

COMPETITIVE LANDSCAPE

There will be almost two hundred and fifty breweries in Massachusetts by the end of 2019. However, there are currently no breweries in Quincy. This is shocking when comparing Quincy against municipalities with equal or smaller populations, many of these communities already have one or more breweries. Examples include Lynn, Fall River, Newton, Somerville, Framingham, Plymouth, and neighboring Weymouth. Quincy has the ability to support multiple breweries. Break Rock Brewing wants to be the first.

Some nearby breweries include Dorchester Brewing (Boston), Widowmaker Brewing (Braintree), Barrel House Z and Vitamin Sea (Weymouth), and Trillium Brewing (Canton). However, the industry is unique in that multiple breweries in close proximity will drive beer tourism in the area and benefit everyone.

Distribution competition is fierce and expected to increase as more out of state and local breweries fight for shelf space and draft lines. Fortunately, with the majority of its beer being sold direct to consumers from the taproom, Break Rock controls all of the shelf space and draft lines. Management is confident that a quality product, a clean and inviting taproom, rotating beers and special events, and charitable support of the community - will keep residents of Quincy and the surrounding area coming to the brewery.

For the small quantity of beer that will ultimately be distributed to bars and restaurants, quality of product, word of mouth, and active marketing and branding will help to ensure product placement. In addition, management has existing and strong relationships already in place with local retailers and restaurants. Because distribution will not be an early focus of Break Rock, battling for space will not be an issue as it is for many other breweries trying to achieve profitability and reach lofty numbers. Our goals are reasonable and attainable.

§227.201(E) – NUMBER OF EMPLOYEES

The Company currently has 1 employee.

§227.201(F) – RISKS OF INVESTING

Required Statements

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.



The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to Appendix A for risks of investing in this investment

Risks in Educational Materials

Our [Educational Materials](#) list risks that are common to many of the companies on the MainVest platform.

§227.201(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$50,000
Offering Deadline	August 14th, 2019

Required Statement

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

§227.201(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is Reasonably Sure it Will Use the Money as Follows

Use of Money	How Much (if Minimum)	How Much (if Maximum)
Compensation to MainVest	$3,000	$6,420
Taproom Fixtures and Finishing	$15,000	$30,000
Space Buildout	$32,000	$70,580
TOTAL	$50,000	$107,000

§227.201(J) – THE INVESTMENT PROCESS

To Invest



- Review this Form C and the [Campaign Page](#)
- If you decide to invest, press the ***Invest*** button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see [Educational Materials](#).

Required Statements

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

§227.201(k) – MATERIAL CHANGES

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

§227.201(m) – TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note



Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page:

CAP

To reward early participation, the investors who contribute the first $30,000 raised in the offering will receive a 1.6x cap.

Investors who contribute after $30,000 has been raised in the offering will receive a 1.4x cap.

PERCENTAGE OF REVENUE*

1.5% - 3%**

SENIORITY

Subordinated

MATURITY DATE

June 30th, 2025

SECURITIZATION

Unsecured

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale, with a minimum rate of 1.5% and a maximum rate of 3.0% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.50%
$64,250	1.90%
$78,500	2.30%
$97,500	2.80%



$107,000	3.00%

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:
• The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
• If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
• Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
• By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Note Indenture may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	n/a
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	n/a
How These Securities Differ from the Promissory Notes Offered to Investors	The Limited Liability Company Interests represent ownership interests in the Company, whereas the Promissory Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.



The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
James Southwood	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

§227.201(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

§227.201(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

§227.201(P) – INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

§227.201(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.



§227.201(R) – TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

§227.201(S) – THE COMPANY'S FINANCIAL CONDITION

The Company was established in January 2019. As such, there are limited financial statements and information for the investor to review.

Break Rock Brewing currently has no liabilities. It will be funded by a combination of owner equity, private investment, crowdfunding, and an equipment loan. The Founder & President is in good financial standing with a personal credit score of over 830 as of the date of this Form C.

§227.201(T) – THE COMPANY'S FINANCIAL STATEMENTS

<u>Historical Financial Statements</u>
Please see Appendix B for historical financial statements

<u>Pro Forma Income Statement</u>
In order to illustrate the future earning potential of the Company, the Company provided a summary of its 3-year financial forecast.

The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section §227.201(F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.



	Year 1	Year 2	Year 3
Retail Revenue	$ 635,175	$ 1,172,226	$ 1,964,625
Wholesale Revenue	$ 20,688	$ 65,376	$ 109,632
Merch Revenue	$ 12,202	$ 23,602	$ 23,602
Total Revenue	**$ 668,065**	**$ 1,261,204**	**$ 2,097,859**
Materials	$ 28,554	$ 65,907	$ 85,320
Total COGS	**$ 28,554**	**$ 65,907**	**$ 85,320**
Gross Profit	**$ 639,511**	**$ 1,195,298**	**$ 2,012,539**
Operating Expenses:			
Accounting & Legal	$ 1,200	$ 1,200	$ 1,200
Brewery Equipment/Materials	$ 1,500	$ 1,500	$ 1,500
Brewing Ingredients	$ 30,000	$ 53,700	$ 78,000
CC Fees	$ 18,372	$ 34,683	$ 57,691
Delivery Expense	$ 700	$ 1,200	$ 1,200
Depreciation	$ 25,002	$ 25,002	$ 25,002
Equipment Loan Payment	$ 47,100	$ 48,240	$ 48,240
Freight in/Out	$ 2,400	$ 2,400	$ 2,400
Insurance	$ -	$ 4,000	$ 4,000
Internet, Phone & Cable	$ 1,400	$ 2,400	$ 2,400
Licenses, Fees, Permits	$ 1,000	$ 1,000	$ 1,000
MainVest Payout	$ 3,686	$ 14,484	$ 18,342
Marketing	$ 30,000	$ 32,000	$ 36,000
Membership/Subcriptions	$ 600	$ 600	$ 600
Merchendise Costs	$ 8,923	$ 17,846	$ 17,846
Office Supplies & Postage	$ 300	$ 600	$ 600
Other Payroll	$ 89,997	$ 158,612	$ 163,030
Owner's Salary	$ 50,000	$ 75,000	$ 75,000
Packaging	$ 5,000	$ 12,000	$ 12,000
Payroll taxes/Worker's Comp	$ 16,800	$ 28,033	$ 28,564
Rents	$ 106,500	$ 127,800	$ 127,800
Repairs & Maintenance	$ 500	$ 1,500	$ 1,500
Travel & Entertainment	$ 3,600	$ 3,600	$ 3,600
Utilities	$ 7,200	$ 7,200	$ 7,200
Total operating expense	**$ 451,779**	**$ 514,501**	**$ 702,414**
EBIT	**$ 187,731**	**$ 680,797**	**$ 1,310,125**

§227.201(U) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.



§227.201(v) – Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar

§227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://www.breakrockbrewing.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

(Z) - Additional information included in the form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0


MAINVEST

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

